SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

(Amendment No._2_)*

Volterra Semiconductor Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

928708106

(CUSIP Number)

June 23, 2008

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]

Rule 13d-1(b)

[X]

Rule 13d-1(c)

[   ]

Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed'' for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act'') or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 16 Pages

Exhibit Index Contained on Page 14

CUSIP NO. 928708106	13G	Page 2 of 16 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Integral Capital Management VII, LLC (“ICM7”)
2	CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware (limited liability company)
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	-0-
	6	SHARED VOTING POWER 410,428 shares, which shares are directly owned by Integral Capital Partners VII, L.P. (“ICP7”). ICM7 is the general partner of ICP7.
	7	SOLE DISPOSITIVE POWER	-0-
	8	SHARED DISPOSITIVE POWER 410,428 shares (see response to Item 6)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 410,428 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.6%
12	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 928708106	13G	Page 3 of 16 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Integral Capital Management VIII, LLC (“ICM8”)
2	CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware (limited liability company)
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	-0-
	6	SHARED VOTING POWER 214,572 shares, which are directly owned by Integral Capital Partners VIII, L.P. (“ICP8”). ICM8 is the general partner of ICP8.
	7	SOLE DISPOSITIVE POWER	-0-
	8	SHARED DISPOSITIVE POWER 214,572 shares (see response to Item 6)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 214,572 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.8%
12	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 928708106	13G	Page 4 of 16 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON ICP Absolute Return Management, LLC (“ICPARM”)
2	CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware (limited liability company)
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	-0-
	6	SHARED VOTING POWER 0 shares.
	7	SOLE DISPOSITIVE POWER	-0-
	8	SHARED DISPOSITIVE POWER 0 shares (see response to Item 6)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%
12	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 928708106	13G	Page 5 of 16 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Integral Capital Partners VII, L.P. (“ICP7”)
2	CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware (limited partnership)
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	-0-
	6	SHARED VOTING POWER 410,428 shares are directly owned by ICP7. Integral Capital Management VII, LLC is the general partner of ICP7.
	7	SOLE DISPOSITIVE POWER	-0-
	8	SHARED DISPOSITIVE POWER 410,428 shares (see response to Item 6)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 410,428 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.6%
12	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 928708106	13G	Page 6 of 16 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Integral Capital Partners VIII, L.P. (“ICP8”)
2	CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware (limited partnership)
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	-0-
	6	SHARED VOTING POWER 214,572 shares, which are directly owned by ICP8. Integral Capital Management VIII, LLC is the general partner of ICP8.
	7	SOLE DISPOSITIVE POWER	-0-
	8	SHARED DISPOSITIVE POWER 214,572 shares (see response to Item 6)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 214,572 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.8%
12	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 928708106	13G	Page 7 of 16 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Integral Capital Absolute Return Fund, L.P. (“ICARF”) (formerly Proteus Capital, L.P.)
2	CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California (limited partnership)
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	-0-
	6	SHARED VOTING POWER 0 shares
	7	SOLE DISPOSITIVE POWER	-0-
	8	SHARED DISPOSITIVE POWER 0 shares (see response to Item 6)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%
12	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Page 8 of 16 Pages

ITEM 1(a).

NAME OF ISSUER:

Volterra Semiconductor Corporation

ITEM 1(b).

ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

46467 Fremont Blvd.

Fremont, CA  94538

ITEM 2(a), (b), (c).

NAME OF PERSON FILING, ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE, AND CITIZENSHIP:

This statement is being filed by Integral Capital Management VII, LLC, a Delaware limited liability company (“ICM7”), Integral Capital Management VIII, LLC, a Delaware limited liability company (“ICM8”), and ICP Absolute Return Management, LLC, a Delaware limited liability company (“ICPARM”).  The principal business address of ICM7, ICM8, and ICPARM is 3000 Sand Hill Road, Building 3, Suite 240, Menlo Park, California 94025.

ICM7 is the general partner of Integral Capital Partners VII, L.P., a Delaware limited partnership (“ICP7”).  ICM8 is the general partner of Integral Capital Partners VIII, L.P., a Delaware limited partnership (“ICP8”).  ICPARM is the general partner of Integral Capital Absolute Return Fund, L.P., a California limited partnership (“ICARF”).  With respect to ICM7, ICM8, and ICPARM, this statement relates only to ICM7’s, ICM8’s, and ICPARM’s indirect, beneficial ownership of shares of Common Stock of the Issuer (the “Shares”).  The Shares have been purchased by ICP7, ICP8 and ICARF, and none of ICM7, ICM8 or ICPARM directly or otherwise holds any Shares. Management of the business affairs of ICM7, ICM8 and ICPARM, including decisions respecting disposition and/or voting of the Shares, resides in a majority of the managers of ICM7, ICM8 and ICPARM, respectively, such that no single manager of ICM7, ICM8 or ICPARM has voting and/or dispositive power of the Shares.

ITEM 2(d).

TITLE OF CLASS OF SECURITIES:

Common Stock

Page 9 of 16 Pages

ITEM 2(e).

CUSIP NUMBER:

928708106

ITEM 3.

IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), or 13d-2(b) or (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	[ ]	Broker or dealer registered under Section 15 of the Exchange Act.
(b)	[ ]	Bank as defined in Section 3(a)(6) of the Exchange Act.
(c)	[ ]	Insurance company as defined in Section 3(a)(19) of the Exchange Act.
(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act.
(e)	[ ]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	[ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box.  [ X ].

ITEM 4.

OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

A.

Integral Capital Management VII, LLC (“ICM7”)

(a)

Amount Beneficially Owned:  410,428

(b)

Percent of Class:  1.6%

(c)

Number of shares as to which such person has:

1.

Sole power to vote or to direct vote:  -0-

2.

Shared power to vote or to direct vote: 410,428

3.

Sole power to dispose or to direct the disposition:  -0-

4.

Shared power to dispose or to direct the disposition:  410,428

Page 10 of 16 Pages

B.

Integral Capital Management VIII, LLC (“ICM8”)

(a)

Amount Beneficially Owned:  214,572

(b)

Percent of Class:  0.8%

(c)

Number of shares as to which such person has:

1.

Sole power to vote or to direct vote:  -0-

2.

Shared power to vote or to direct vote:  214,572

3.

Sole power to dispose or to direct the disposition:  -0-

4.

Shared power to dispose or to direct the disposition:  214,572

C.

ICP Absolute Return Management, LLC (“ICPARM”)

(a)

Amount Beneficially Owned:  -0-

(b)

Percent of Class:  0.0%

(c)

Number of shares as to which such person has:

1.

Sole power to vote or to direct vote:  -0-

2.

Shared power to vote or to direct vote:  -0-

3.

Sole power to dispose or to direct the disposition:  -0-

4.

Shared power to dispose or to direct the disposition:  -0-

D.

Integral Capital Partners VII, L.P. (“ICP7”)

(a)

Amount Beneficially Owned:  410,428

(b)

Percent of Class: 1.6%

(c)

Number of shares as to which such person has:

1.

Sole power to vote or to direct vote:  -0-

2.

Shared power to vote or to direct vote:  410,428

3.

Sole power to dispose or to direct the disposition:  -0-

4.

Shared power to dispose or to direct the disposition:  410,428

E.

Integral Capital Partners VIII, L.P. (“ICP8”)

(a)

Amount Beneficially Owned:  214,572

(b)

Percent of Class: 0.8%

(c)

Number of shares as to which such person has:

1.

Sole power to vote or to direct vote:  -0-

2.

Shared power to vote or to direct vote: 214,572

3.

Sole power to dispose or to direct the disposition:  -0-

4.

Shared power to dispose or to direct the disposition: 214,572

Page 11 of 16 Pages

F.

Integral Capital Absolute Return Fund, L.P. (“ICARF”) (formerly “Proteus Capital, L.P”)

(a)

Amount Beneficially Owned:  -0-

(b)

Percent of Class:  0.0%

(c)

Number of shares as to which such person has:

1.

Sole power to vote or to direct vote:  -0-

2.

Shared power to vote or to direct vote:  -0-

3.

Sole power to dispose or to direct the disposition:  -0-

4.

Shared power to dispose or to direct the disposition:  -0-

ITEM 5.

OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  [ X ].

ITEM 6.

OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7.

IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8.

IDENTIFICATION AND CLASSIFCATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9.

NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

Page 12 of 16 pages

ITEM 10.

CERTIFICATION.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 2, 2008

INTEGRAL CAPITAL MANAGEMENT VII, LLC

By        /s/ Pamela K. Hagenah

Pamela K. Hagenah

a Manager

INTEGRAL CAPITAL MANAGEMENT VIII, LLC

By        /s/ Pamela K. Hagenah

Pamela K. Hagenah

a Manager

ICP ABSOLUTE RETURN MANAGEMENT, LLC

By        /s/ Pamela K. Hagenah

Pamela K. Hagenah

Manager

Page 13 of 16 Pages

INTEGRAL CAPITAL PARTNERS VII, L.P.

By Integral Capital Management VII, LLC,

its General Partner

By        /s/ Pamela K. Hagenah

Pamela K. Hagenah

a Manager

INTEGRAL CAPITAL PARTNERS VIII, L.P.

By Integral Capital Management VIII, LLC

its General Partner

By        /s/ Pamela K. Hagenah

Pamela K. Hagenah

a Manager

INTEGRAL CAPITAL ABSOLUTE RETURN FUND, L.P.

By ICP Absolute Return Management, LLC

its General Partner

By        /s/ Pamela K. Hagenah

Pamela K. Hagenah

Manager

Page 14 of 16 Pages

EXHIBIT INDEX

		Found on
		Sequentially
Exhibit		Numbered Page

Exhibit A:	Agreement of Joint Filing	15

Page 15 of 16 Pages

EXHIBIT A

Agreement of Joint Filing

The undersigned hereby agree that they are filing jointly pursuant to Rule 13d-1(k)(1) of the Act the statement dated July 2, 2008 containing the information required by Schedule 13G, for the 625,000 Shares of capital stock of Volterra Semiconductor Corporation held by Integral Capital Partners VII, L.P., a Delaware limited partnership, Integral Capital Partners VIII, L.P., a Delaware limited partnership, and Integral Capital Absolute Return Fund, L.P., a California limited partnership..

Date:  July 2, 2008

INTEGRAL CAPITAL MANAGEMENT VII, LLC

By        /s/ Pamela K. Hagenah

Pamela K. Hagenah

a Manager

INTEGRAL CAPITAL MANAGEMENT VIII, LLC

By        /s/ Pamela K. Hagenah

Pamela K. Hagenah

a Manager

ICP ABSOLUTE RETURN MANAGEMENT, LLC

By        /s/ Pamela K. Hagenah

Pamela K. Hagenah

Manager

Page 16 of 16 Pages

INTEGRAL CAPITAL PARTNERS VII, L.P.

By Integral Capital Management VII, LLC,

its General Partner

By        /s/ Pamela K. Hagenah

Pamela K. Hagenah

a Manager

INTEGRAL CAPITAL PARTNERS VIII, L.P.

By Integral Capital Management VIII, LLC,

its General Partner

By        /s/ Pamela K. Hagenah

Pamela K. Hagenah

a Manager

INTEGRAL CAPITAL ABSOLUTE RETURN FUND, L.P.

By ICP Absolute Return Management, LLC

its General Partner

By        /s/ Pamela K. Hagenah

Pamela K. Hagenah

Manager